Exhibit 23.2
Consent of Independent Auditors
The Board of Directors and Shareholders of KBR, Inc.:
We consent to the use of our report dated 26 February 2007, with respect to the combined balance sheet of Asia Pacific Transport Joint Venture Consortium (“the Consortium”) as of 30 June 2006, and the related combined income statement and statements of changes in equity and cash flows for the year then ended, included herein. Our report refers to a change in method of accounting for financial instruments as of 1 July 2005 and contains an explanatory paragraph that states that the Consortium has suffered recurring losses from operations and has a net accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.
We also consent to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Adelaide, South Australia
26 February 2007